Exhibit 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION

CLWD Operations, Inc.	Delaware

Giles Design Bureau, Inc.	Nevada

aiAdvertising, Inc.	Nevada